Exhibit 99.1

VIA SEDAR

February 28, 2011

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs:

Re:           Baytex Energy Corp.

We are pleased to advise you of the details of the upcoming meeting of the Security Holders of BAYTEX ENERGY CORP.:
ENERGY CORP.:

Meeting Type:	Annual General Meeting
CUSIP:	07317Q105
Meeting Date:	May 17, 2011
Record Date of Notice:	March 28, 2011
Record Date of Voting:	March 28, 2011
Beneficial Ownership Determination Date:	March 28, 2011
Class of Securities Entitled to Receive Notice:	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Meeting Location:	Calgary, AB

We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for
BAYTEX ENERGY CORP.

Regards,

“JUNE LAM”

June Lam
Account Manager, Client Services

cc: CDS & Co.